U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12B-25

                       COMMISSION FILE NUMBER: 000-27507


                           Notification of Late Filing

(Check One):  |_|  Form  10-K |X| Form  20-F  |_| Form  11-K
              |_| Form  10-QSB |_| Form N-SAR

              For Period Ended: December 31, 2005

              |_|  Transition  Report on Form  10-K
              |_|  Transition  Report  on Form  20-F
              |_|  Transition  Report on Form 11-K
              |_|  Transition  Report  on  Form  10-Q
              |_|  Transition Report on Form N-SAR

              For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                  AUXILIO, INC.
                             Full Name of Registrant

                           27401 LOS ALTOS, SUITE 100
            Address of Principal Executive Office (Street and Number)

                         MISSION VIEJO, CALIFORNIA 92691
                            City, State and Zip Code


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                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

The Registrant is in the process of closing a round of debt financing and has therefore electively chosen to delay its required Form 10-KSB filing until this has been completed. The Registrant expects to file its Form10-KSB by April 14, 2006.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

 PAUL ANTHONY                       (949)                   614-0700
--------------                   -----------           -----------------
    (Name)                       (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

         Net revenue decreased $3.0 million to $4.3 million for the year ended December 31, 2005, as compared to the same period in 2004. For the fiscal year ended December 31, 2005, the Company had a loss from operations of $3.5 million, compared to income of $228,000 for the fiscal year ended December 31, 2004. Fiscal 2004's revenues and income from operations were higher due to a large second quarter sale to a major customer totaling approximately $4.3 million, offset by a current year increase in recurring revenue contracts.


                                  AUXILIO, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2006                           By:
                                                     -----------------------
                                                     Paul T. Anthony
                                                     Chief Financial Officer


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